March 15, 2022

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rimini Street, Inc.

Withdrawal of Request for Acceleration

Registration Statement on Form S-3, as amended (File No. 333-263236)

Dear Ms. Adeloye:

Reference is made to our letter, filed as correspondence via EDGAR on March 11, 2022, in which Rimini Street, Inc. (the “Company”) requested that the above-referenced Registration Statement become effective at 5:00 p.m., Eastern Time, on Tuesday, March 15, 2022, or as soon as practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Baker & McKenzie LLP, by calling Lisa A. Fontenot at (650) 251-5944.

Very Truly Yours,

By:	/s/ Seth A. Ravin
Name:	Seth A. Ravin
Title:	Chief Executive Officer

cc: Lisa A. Fontenot, Baker & McKenzie LLP

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